
SEC MAIL
2007
WASH, D.C.
209
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07069498

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File No: 333-53075 & 333-124401

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Croghan Bancshares, Inc.
323 Croghan Street
Fremont, Ohio 43420

REQUIRED INFORMATION

(a) The Croghan Colonial Bank 401(k) Profit Sharing Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of requirements of Items 1-3 of Form 11-K, the financial statements and supplemental schedules of the Plan for the fiscal year ended December 31, 2006, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed as a part of this Form 11-K report.

(b) Exhibit 23 – Consent of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

By: Plan Administrative Committee

Date: June 25, 2007



(on behalf of the Plan Administrative Committee, as Plan Administrator)

THE CROGHAN COLONIAL BANK
401(k) PROFIT SHARING PLAN

Financial Statements and Supplemental Schedules

PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 4

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits 5
Statements of Changes in Net Assets Available for Benefits 6

Summary of Significant Accounting Policies 7

Notes to Financial Statements 8

SUPPLEMENTAL INFORMATION 12

Schedule G, Part I – Schedule of Loans or Fixed Income Obligations in Default or Classified as Uncollectible 13

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 14


Clifton
Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

The Plan Administrator
The Croghan Colonial Bank 401(k)
Profit Sharing Plan
Fremont, Ohio

We have audited the accompanying statements of net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Croghan Colonial Bank 401(k) Profit Sharing Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of loans or fixed income obligations in default or classified as uncollectible and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Toledo, Ohio
June 25, 2007

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2006 and 2005

	2006	2005
ASSETS		
Investments:		
Participant – directed	$ 9,360,373	$ 7,986,121
Nonparticipant – directed	201,715	188,292
Total investments	9,562,088	8,174,413
Cash	3,164	6,005
Accrued investment income	12,012	3,546
NET ASSETS AVAILABLE FOR BENEFITS	$ 9,577,264	$ 8,183,964

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS TO NET ASSETS AVAILABLE FOR BENEFITS		
Investment income:		
Net appreciation in fair value of investments	$ 641,780	$ 282,727
Interest, including $30,857 in 2006 and $56,238 in 2005 from The Croghan Colonial Bank – Savings Account	158,497	100,072
Dividends, including $18,841 in 2006 and $16,117 in 2005 from Croghan Bancshares, Inc. common stock	100,787	52,650
Total investment income	901,064	435,449
Contributions:		
Employer	315,766	296,720
Participants, including rollover contributions from other plans of $4,765 in 2006 and $39,773 in 2005	387,471	391,719
Total contributions	703,237	688,439
Total additions	1,604,301	1,123,888
DEDUCTIONS FROM NET ASSETS AVAILABLE FOR BENEFITS		
Benefits paid to participants	211,001	212,330
Net increase	1,393,300	911,558
NET ASSETS AVAILABLE FOR BENEFITS		
Beginning of year	8,183,964	7,272,406
End of year	$ 9,577,264	$ 8,183,964

These financial statements should be read only in connection with the accompanying summary of significant accounting policies and notes to financial statements.

Significant accounting policies followed in preparing the financial statements of The Croghan Colonial Bank 401(k) Profit Sharing Plan (the Plan) are presented below.

BASIS OF PRESENTATION

The accompanying financial statements of the Plan are prepared under the accrual method of accounting. Such financial statements present the net assets available for benefits and changes in such net assets.

USE OF ESTIMATES IN PREPARING FINANCIAL STATEMENTS

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

INVESTMENT VALUATION AND INCOME RECOGNITION

The Plan's investments are stated at fair value. The fair value of mutual funds is determined using the quoted net asset value of the specific fund. The fair value of Croghan Bancshares, Inc. common stock is determined based on the most recent purchases and sales of the stock transacted by the market intermediary. Participant loans receivable and cash equivalents are valued at cost, which approximates fair value.

The net appreciation (depreciation) in fair value of investments includes reinvested capital gain distributions earned on mutual funds during the year, as well as the net appreciation (depreciation) in fair value of investments purchased, sold and held during the year.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PAYMENT OF BENEFITS

Benefit payments to participants are recorded upon payment.

ADMINISTRATIVE EXPENSES

All administrative expenses incurred in connection with the operation of the Plan are paid directly by the Plan's sponsor, The Croghan Colonial Bank (the Bank).

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Plan provides only general information. The Plan was adopted from a prototype plan of Universal Pension, Inc. (BYSIS). Participants should refer to the Plan agreement and "Summary Plan Description" for a more complete description of the Plan's provisions.

General

The Plan, which was established January 1, 1997 and amended and restated effective January 1, 2005, is a voluntary salary deferral and profit sharing 401(k) plan in which non-collective bargaining unit employees of the Bank who have completed 1,000 hours of service and have attained age 18 are eligible to participate. As a result of the January 1, 2005 acquisition of The Custar State Bank (Custar) by Croghan Bancshares, Inc., employees of Custar are also eligible to participate in the Plan effective January 1, 2005. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Funding Policy

Plan participants may defer and contribute up to an unspecified percentage of their annual compensation, as defined in the Plan's agreement, subject to certain limitations as specified in the Internal Revenue Code.

The Bank may make discretionary matching contributions as defined in the Plan's agreement. For the years ended December 31, 2006 and 2005, the Bank elected to contribute 50% of each participant's compensation deferral contribution, up to 6% of the participant's annual compensation (for a maximum matching contribution of 3% of annual compensation). Matching contributions to the Plan amounted to $117,891 in 2006 and $110,920 in 2005.

The Plan has adopted safe harbor provisions with respect to profit sharing contributions. Under the safe harbor provisions, profit sharing contributions are discretionary, but must be at least 3% of annual compensation. Participants are immediately vested in profit sharing contributions made under the safe harbor provisions, and participants are not required to be employed by the Bank on the last day of the plan year to participate in profit sharing contributions.

Profit sharing contributions to the Plan amounted to $197,875 in 2006 and $185,800 in 2005.

Participant Accounts

Each participant's account is credited with the participant's compensation deferral contribution, an allocation of the Bank's discretionary matching and profit sharing contributions and an allocation of the investment earnings or loss of the funds in which the participant chooses to invest.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

NOTE 1 - DESCRIPTION OF PLAN (CONTINUED)

Investment Options

Participants may direct the investment of the assets in their individual account into various investment funds which have been approved by the plan administrator. The Plan presently offers 10 mutual funds and Croghan Bancshares, Inc. common stock (up to 10% of market value of participant's account balance), as well as various cash equivalent style investments, as investment options for plan participants.

Vesting

Participants are vested immediately in their deferred contributions and safe harbor profit sharing contributions made by the Bank, as well as actual earnings or losses thereon. Vesting in the Bank's discretionary matching and profit sharing contributions, other than safe harbor profit sharing contributions, plus earnings or losses thereon, is based on years of continuous service. A participant is fully vested after six years of credited service.

Participant Loans

Participants may borrow from their account a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms may not extend beyond 5 years or the retirement of the individual participant. Loans are secured by the balance in the participant's account and bear interest at the Bank's prime rate plus 1%. Principal and interest is paid ratably through payroll deductions. Loans which are more than 30 days delinquent as to principal and interest are considered in default. The Plan had one loan in default with an outstanding balance amounting to $3,284 at December 31, 2006 and 2005.

Payment of Benefits

The normal retirement date is the date a participant reaches age 65. When a participant reaches the normal retirement date, or reaches age 55 with 15 years of service, terminates employment with the Bank, becomes totally disabled or dies while participating in the Plan, they are entitled to receive the vested amount in their individual account.

If a participant dies before receiving all of the benefits in their account, the surviving spouse will receive the remainder in the participant's account as an annuity, a lump sum, or in installments. If the participant is not married at the time of death, the participant's beneficiary may elect to receive the remainder in the account in either a lump sum or in installments.

If benefits are elected to be received in installments, the installments may be made annually or quarterly over a period not to exceed the participant's life expectancy or the joint-life expectancy of the participant and designated beneficiary at the time the election is made.

The Plan, as amended, also provides for in-service withdrawals for active participants.

Forfeited Accounts

Forfeited nonvested accounts amounted to $3,819 in 2006 and $5,840 in 2005. Such amounts are allocated to the accounts of active participants as additional contributions during the first quarter of the subsequent plan year.

NOTE 2 - INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's net assets available for benefits as of December 31, 2006 and 2005, are as follows:

	2006	2005
Cash equivalents:		
The Croghan Colonial Bank – Savings Account	$ 613,839	$ 2,212,989
Federated Prime Obligation Money Market Fund	1,964,771	-
Common stock – Croghan Bancshares, Inc.	596,918	563,751
Mutual funds:		
Dodge and Cox Balanced Fund	1,605,901	1,217,221
Fidelity Advisor Equity Income Fund	596,399	498,658
Fidelity Low-Price Stock Fund	552,531	490,411
Harbor International Fund	985,824	637,397
Legg Mason Value Trust Fund	509,957	612,394
Vanguard 500 Index Fund	705,097	630,492

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in fair value as follows:

	2006	2005
Mutual funds	$ 664,360	$ 265,517
Common stock	(22,580)	17,210
Net appreciation in fair value of investments	$ 641,780	$ 282,727

NOTE 3 - NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of nonparticipant-directed investments and changes in nonparticipant-directed investments as of and for the years ended December 31, 2006 and 2005, are as follows:

	2006	2005
Nonparticipant-directed investments	$ 201,715	$ 188,292
Changes in nonparticipant-directed investments:		
Interest	$ 3,840	$ 3,007
Contributions	197,875	185,800
Transfers to participant-directed investments	(188,292)	(175,392)
Net change in nonparticipant-directed investments	$ 13,423	$ 13,415

NOTE 4 - TERMINATION

Although the Bank has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants become fully vested in their account balance.

NOTE 5 - FEDERAL INCOME TAXES

The Internal Revenue Service has determined, in a letter dated August 7, 2001, that the prototype plan of Universal Pension, Inc. (BYSIS) is designed in accordance with applicable sections of the Internal Revenue Code. While a separate letter of determination has not been obtained for the Plan, the plan administrator believes that the Plan qualifies as a tax-exempt plan.

NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2006 and 2005, is as follows:

	2006	2005
Net assets available for benefits per the financial statements	$ 9,577,264	$ 8,183,964
Less participant loan reported as deemed distribution	3,284	3,284
Net assets available for benefits per Form 5500	$ 9,573,980	$ 8,180,680

NOTE 7 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

SUPPLEMENTAL INFORMATION

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE G, PART I
SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS
IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE
Year Ended December 31, 2006

Identity and Description	Original amount of loan	Amount received during reporting year: Principal	Amount received during reporting year: Interest	Unpaid balance at end of year	Description
Participant loan:					
Shellhammer, Douglas L. 207 York Street Bellevue, OH 44811	$ 3,358	$ -	$ -	$ 3,284	Loan issued 12/1/99, 9.25%, maturity date 12/1/04, default date 5/23/00.

NOTE: Participant has been unable to make payments on loan due to financial hardship. The plan administrator expects to eventually recover the loan from the balance of the participant's account.

THE CROGHAN COLONIAL BANK 401(k) PROFIT SHARING PLAN
FEIN: 34-1415683 – PLAN 002
SCHEDULE H, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2006

Shares/ units	Description	Cost	Fair value
	Cash equivalents:		
613,839	* The Croghan Colonial Bank – Savings Account	$ -	$ 613,839
1,964,771	Federated Prime Obligation Money Market Fund	-	1,964,771
201,715	Federated Short-Term Fund	201,715	201,715
732	Federated Trust for U.S. Treasury Obligations	-	732
	Total cash equivalents		2,781,057
16,697	* Common stock – Croghan Bancshares, Inc.	-	596,918
	Mutual funds:		
18,442	Dodge and Cox Balanced Fund	-	1,605,901
36,712	Federated Fortress Bond Fund	-	326,002
20,711	Federated GNMA Trust Fund	-	223,881
69,476	Federated Kaufman Fund	-	393,236
18,649	Fidelity Advisor Equity Income Fund	-	596,399
12,690	Fidelity Low-Price Stock Fund	-	552,531
15,890	Harbor International Fund	-	985,824
6,307	Legg Mason Value Trust Fund	-	509,957
5,399	Vanguard 500 Index Fund	-	705,097
20,002	Vanguard LT Corporate Bond Fund	-	185,023
	Total mutual funds		6,083,851
	Participant loans, with interest ranging from 5.0% to 9.25%, payable bi-weekly through November 2011	-	100,262
TOTAL ASSETS (HELD AT END OF YEAR)			$ 9,562,088

* Party-in-interest

NOTES:

(1) Total number of units for each account or fund are rounded to the nearest whole unit.

(2) The cost for participant-directed investments is not required to be reported.

EXHIBITS INDEX

Exhibit No.	Description	Page No.
23	Consent of Independent Registered Public Accounting Firm	16

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Forms S-8, No. 333-53075 and No. 333-124401) pertaining to The Croghan Colonial Bank 401(k) Profit Sharing Plan of our report dated June 25, 2007, with respect to the financial statements and supplemental schedules of The Croghan Colonial Bank 401(k) Profit Sharing Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.

Clifton Gunderson LLP

Toledo, Ohio
June 25, 2007

END